Level 3 Communications, Inc.

1025 Eldorado Blvd.

Broomfield, CO 80021

VIA EDGAR

November 9, 2007

Kathleen Krebs, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Level 3 Communications, Inc.

Definitive Schedule 14A

Filed March 29, 2007

File No. 1-15658

Dear Ms. Krebs:

We received your letter dated September 27, 2007 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Definitive Proxy Statement on Schedule 14A, dated April 18, 2007, filed under the Securities Exchange Act of 1934 (the “Proxy Statement”). Our responses to the specific comments are set forth below. For the convenience of the Staff, we have used the paragraph numbers in the Letter for ease of reference and each comment from the Letter is restated prior to the response to such comment, which is set off by “Our Response”.

Reelection of Directors Proposal, page 3

Nomination Procedures, page 8

1.	Please disclose the “specified information” that a shareholder must provide you in order to nominate a director candidate. See Regulation S-K Item 407(c)(2).

Our Response:

In future filings of the Proxy Statement, we will disclose the “specified information” contained in our Amended and Restated By-laws that a shareholder must provide to us in order to nominate a director candidate.

Compensation Discussion and Analysis, page 9

2006 Executive Compensation Components, page 13

2.

You include statements throughout Compensation Discussion and Analysis about the individually-tailored considerations the compensation committee or the chief executive officer makes in determining base salary levels and incentive compensation amounts. Please disclose more specifically how the committee’s and the chief executive officer’s consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 402(b)(2)(vii).

Our Response

Our Compensation Committee views the performance of our executive officers as a team when determining salary and incentive compensation. We do not set individual performance targets or performance measures for our named executive officers. All compensation decisions, including salary, bonus and incentive compensation awards are purely discretionary as determined by the Compensation Committee. The exercise of the Compensation Committee’s discretion, however, is informed by, among other things, the executive team’s overall performance as subjectively assessed by the Compensation Committee as well as subjective assessments by James Q. Crowe (our chief executive officer) of the performance of the named executive officers.

After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual’s role in contributing to the executive team’s collective performance during the year. The Compensation Committee establishes the base salary level and incentive compensation amounts for our chief executive officer. Mr. Crowe evaluates the relative contribution of the other named executive officers to the team’s overall performance and based on his subjective view, he provides to the Compensation Committee his recommendations for those individual’s base salary level and incentive compensation amounts. Mr. Crowe develops his recommendations by first applying his judgment as to what is an appropriate distribution of base salary and incentive compensation among the named executive officers given the individuals’ areas of responsibility. Mr. Crowe then may make adjustments to this distribution based on his personal subjective view of the individual’s contribution through his or her role and/or whether the distribution is equitable. Since neither the Compensation Committee nor Mr. Crowe establish individualized targets or performance objectives for any of the named executive officers, Mr. Crowe’s adjustments are made by way of subjective determination and not made by way of any formulaic or objective assessment using set individualized targets or performance measures.

As noted above, the Compensation Committee has the full discretion to ultimately determine salary levels and incentive compensation amounts for all of the named executive officers based in part on Mr. Crowe’s recommendations.

In future filings, we will include additional disclosure regarding this process for the establishment of the base salary and incentive compensation of our named executive officers.

3.

The summary compensation table on page 25 and other disclosure in Compensation Discussion and Analysis show that Mr. Crowe’s salary and equity compensation each are significantly higher than the other named executive officers’ salary and equity compensation. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policies or decision-making regarding the executives’ compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

Our response:

While Mr. Crowe’s salary and equity compensation are each higher than the other name executive officers’ salary and equity compensation in terms of absolute dollars, we disagree with the characterization of these amounts as “significantly higher” requiring a discussion of the reasons for the differences in the amounts awarded for 2006.

With respect to the salary and equity compensation of each of the named executive officers, Mr. Crowe’s salary and equity compensation is equal to the following multiple of the named executive officer:

Named Executive Officer and Title	Salary Multiple	Equity Multiple
Kevin J. O’Hara President and Chief Operating Officer	< 2 times	< 2 times
Charles C. Miller, III Executive Vice President and Vice Chairman	< 2 times	~ 2.5 times
Thomas C. Stortz Executive Vice President and Chief Legal Officer	< 2 times	~ 3 times
Sunit S. Patel Group Vice President and Chief Financial Officer	< 2 times	~ 3 times

We believe that these multiples are in line with traditional multiples for the chief executive officer, and that the differences are explained by the positions that the individuals hold and are based on individual performance evaluations only to the extent set forth in our response to your comment No. 2. We also believe that the distribution among the named executive officers other than Mr. Crowe is in line with traditional distributions for individuals serving in these roles.

However, in future filings we will include additional explanations in the Proxy Statement to further explain this concept, and our belief that the multiples are in line with traditional multiples for the chief executive officer.

4.	It appears that the named peer groups were those established in 2006 for compensation decisions for 2007. Please identify the peer groups used for 2006 compensation.

Our response:

In preparing our Proxy Statement we included a listing of the names of our compensation peer group companies as in effect for decisions made during 2006 with the exception of the increase in salary for our named executive officers early in 2006. With respect to these salary increases we used the peer group of companies developed in 2005. As we anticipate continuing to use a primary compensation peer group and secondary compensation peer group to inform our compensation related decisions, in future filings we will include the names of all compensation peer group companies that are used as one guideline or data point to assess the competitiveness of our compensation related decisions.

5.

Disclose the actual compensation as a percentile of your peer group data, and, where the actual percentile differs from the target, explain why. Explain how target ranges were “influenced by market data reflecting [y]our primary peer group.”

Our Response

Our Compensation Committee did not use information with respect to our compensation peer groups to establish targets or otherwise numerically benchmark its decisions. Rather, the Compensation Committee used our compensation peer groups as one source for market or competitive data, which data was then used as a guideline for the exercise of its discretion in determining the range of targeted compensation for our named executive officers. This comparison to our compensation peer groups was one guideline or data point used by the Compensation Committee to judge, in the exercise of the Committee’s discretion in making compensation decisions, whether those decisions result in compensation for our named executive officers that is competitive in the marketplace for senior executive talent.

The type of compensation considered included all forms of compensation – base salary, bonus and long term incentive. Since our Compensation Committee did not engage in any benchmarking of our named executive officers’ compensation against our compensation peer groups, we do not believe it is appropriate and could prove misleading in the context of our Compensation Discussion and Analysis to include disclosure regarding percentiles of our compensation peer group.

With respect to the disclosure of peer group comparisons for salaries, this disclosure was included as market or competitive data that informed the decision of the Compensation Committee to increase base salaries in early 2006, and not as information that was used to numerically benchmark these base salaries.

In future flings we will include additional disclosure that the Compensation Committee does not use numerical benchmarks when exercising its discretion. We acknowledge that to the extent the Compensation Committee in the future engages in benchmarking of total compensation, in future filings we will disclose the actual compensation as a percentile of the benchmark that is used, and, where the actual percentile differs from the target, we will explain why.

Bonus Awards, page 15

6.

You disclose on page 16 that you consider the target levels for 2006 to be confidential and that the disclosure of these targets would cause you competitive harm. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how the committee determines achievement levels for that performance measure.

Our Response

With respect to the determination of bonus awards for 2006, our Compensation Committee established six goals and objectives that would be used to inform the exercise of their discretion in setting awards. These six objectives and the results that would be reviewed as a measure of the achievement against these objectives were summarized in our Proxy Statement as follows:

•

Manage our mature services for maximum cash flow. Performance against this goal is measured by a determination of whether we met or exceeded revenue and gross margin targets for our Other Communications Services, which includes our managed modem and related reciprocal compensation and legacy managed IP service business;

•

Appropriately increase revenue from Core Communications Services. Performance against this goal is measured by a determination of whether we met or exceeded revenue and gross margin targets for Core Communications Services, which includes transport and infrastructure, IP and data services, voice and video and advertising distribution services;

•	Effectively manage WilTel acquisition integration activities. Performance against this goal is measured by an assessment of progress against integration project milestones and objectives;
•	Attract, motivate and retain appropriate workforce. Performance against this goal is measured by an assessment of employee turnover rate and employee satisfaction;
•	Meet overall 2006 financial goals. Performance against this goal is measured against budgeted financial objectives; and
•

Undertake other strategic actions as appropriate, including capital markets and merger and acquisition activities. Performance against this goal is based on an assessment of the value added to the company as well as the level of OIBDA acquired in merger and acquisition transactions, and improvements in credit profile and balance sheet improvements with respect to the accomplishments in the capital markets. With respect to this objective, the Compensation Committee acknowledged that, depending upon the level of activities during the year, this objective could be a significant factor in determining overall 2006 bonus payouts.

As noted in the Proxy Statement, “The Compensation Committee determined what the expected level of performance would be for each of these objectives where that determination was practicable. This expected level of performance was one guideline used to determine a payout under the bonus program.”

We continue to believe that the specific expected level of performance that the Compensation Committee established for these objectives is competitively sensitive information, and given that the Compensation Committee used its assessment of the named executive officers’ group performance against these objectives only as one factor in the exercise of its discretion, that the harm to the Company in the marketplace would outweigh the benefit of the disclosure of the specific targets in the Proxy Statement. It is important to reiterate that simply achieving the target level for these objectives would not automatically result in a bonus payout. Rather, the Compensation Committee’s determination to pay a bonus is based on its overall assessment of the named executive officers’ performance as a group and the exercise of the Compensation Committee’s discretion. Please see our response to your comment No. 2.

Since our compensation program is based on the Compensation Committee’s exercise of its discretion and not a formulaic approach where the executive receives a determined award or payment if the company meets a particular target, we believe that the more important disclosure is the description of the summary results that the Compensation Committee considered under the caption “Bonus Awards” in exercising its discretion with respect to the objectives described and not what the targets had been. As the Compensation Discussion and Analysis is written from a historical perspective, we believe that an investor’s assessment of this disclosure of results that informed the exercise of the Compensation Committee’s discretion is more useful in understanding and judging the incentive compensation awarded by our Compensation Committee, and provides the type of analysis that a principles based disclosure approach is seeking.

We believe, however, that if we were required to disclose these specific targets that our competitors would be able to use that information to our competitive disadvantage in the marketplace. For example, objectives 1, 2, 3 and 5 above each relate to specific financial results, the targets for which were based on internal budget targets. Competitors having access to this information would be able to approximate our internal estimates of the expected growth of our business and could use that information to their advantage when dealing with potential customers to argue that the prospects for our business – relative to the competitor’s prospects – are not strong given the reported targets.

In addition, because four of these targets are tied to financial results, we would be required to share with the marketplace our internal budget targets that are generally more aggressive than our public guidance. Budget goals are not intended to be a prediction of future performance but rather a high water mark to strive for. Moreover, by disclosing these high water mark targets, investors may make investment decisions assuming the company expects to achieve these target goals. With respect to the target for employee retention, disclosure could enable a competitor to use that information to recruit our employees as this may be an indication of expected employee discontent.

While we set internal targets for incentive compensation that are higher than targets disclosed to the public in the context of awarding incentive compensation, this is information that is not otherwise shared publicly. We are concerned that investors will penalize us and our common stock price will suffer for not having achieved internal budget targets while nevertheless achieving our publicly issued financial guidance. In the telecommunications industry, competitors often point to the common stock price performance of a competitor as a proxy for stability. While the risk described relates to investor reaction to the disclosure of these targets, we could experience competitive harm if our common stock price suffers and our competitors use that result to argue with potential customers and potential employees that our company is not stable and that are prospects are not strong.

A company’s internal budget targets are very sensitive information. The establishment of internal budget goals or targets are influenced by many factors that are not necessarily related to compensation decisions. For example, a budget target for revenue growth for a particular service may be established prior to the execution of an acquisition which then calls into question the company’s ability to meet that revenue growth target as financial resources needed to support the revenue growth are diverted for the purposes of completing the acquisition.

While we understand that “[g]eneral statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient”, we believe that our disclosure of the Compensation Committee’s view as to the level of difficulty for achieving the targets that was included in the Proxy Statement are more than general statements, effectively states the level of difficulty for achievement and allow an investor to have an appreciation for the likelihood that the Company will achieve the objectives. We do not believe that it is practical for the Compensation Committee to assign a numerical probability for the different possible levels of achievement for the performance objective. As a result, we have provided a description of the Compensation Committee’s subjective view of the likelihood of achieving the various levels of performance against the objective.

7.

You disclose on page 16 the performance goals for your chief executive officer. Please clarify what particular performance targets and payment levels apply to each of the other named executive officers.

Our Response

The performance goals for our chief executive officer and our other named executive officers are the same. Please see our response to Comment 2 above. In future filings, we will clarify that the same performance goals for our chief executive officer also apply to our other named executive officers.

Stock Awards, page 18

8.

You disclose on page 19 the factors that you consider in determining the amount of outperform stock options and restricted stock units that you award named executive officers. Please describe the committee’s assessment of these factors for each named executive officer so that investors may understand how the committee determined the particular amounts awarded to each of them.

Our Response

Our Compensation Committee views the performance as well as the role of the executive officers when determining equity compensation. We do not, however, set individual performance targets or performance measures for our named executive officers. The determination of equity awards by the Compensation Committee is discretionary. The exercise of that discretion by the Compensation Committee is informed by, among other things, the role that an individual named executive officer has as part of the executive team, but is not tied to achievement of individualized performance measures or targets for our named executive officers.

After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual’s role in contributing to the executive team’s collective performance during the year. The Compensation Committee establishes the equity compensation amounts for the chief executive officer. Based on Mr. Crowe’s subjective view of the relative contribution of the other named executive officers to the team’s overall performance, he provides to the Compensation Committee his recommendations for those individual’s equity awards. Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of equity awards among the named executive officers and then he may make adjustments based on his personal subjective view of the individual’s contribution through the individuals role and/or whether the distribution is equitable. Mr. Crowe’s adjustments, however, are not made by way of an assessment of the named executive officers’ performance using set individualized targets or performance measures.

As noted above, the Compensation Committee ultimately determines equity award amounts for all of the named executive officers based in part on Mr. Crowe’s recommendations.

In the Proxy Statement we describe the factors that the Compensation Committee considered in making its determinations under the caption “Determination of Bonus and Stock Awards for 2006,” referencing the successes that are described under the caption “Bonus Awards.” However, in future filings we will include additional disclosure regarding this process for the establishment of the equity compensation of the named executive officers and the rationale for why the level of equity awards were granted.

Determination of Bonus and Stock Awards for 2006, page 21

9.	Disclose what aspects of Software Spectrum’s performance the committee considered in awarding the discretionary cash bonus to Mr. Coogan.

Our response:

The disclosure relating to Software Spectrum’s performance mentioned in your comment with respect to our 2007 Proxy Statement is unique to 2006 compensation. With respect to future filings, we will include the aspects of performance that the Compensation Committee considers in making discretionary cash bonus payments to our named executive officers, consistent with the explanation that the committee reviews the performance of our executive officers as a group in determining discretionary cash bonuses.

Potential Payments upon Termination, page 33

10.	Briefly define “change in control” for purposes of the arrangements described here.

Our response:

In future filings we will include a brief definition of “change of control” for purposes of the arrangements that are described.

Summary Compensation Table, page 25

11.	Reconcile the all other compensation amount for Sunit Patel in the summary compensation table on page 25 with the disclosure in the all other compensation table on page 27.

Our response:

The inconsistency observed in your comment is a result of a clerical error. In future filings, we will reconcile the “all other compensation” amounts in the summary compensation table for our named executive officers with the disclosure that we will provide in tabular format to further describe the “all other compensation.”

Options Exercised and Stock Vested, page 32

12.	Please provide disclosure on an aggregate basis. See Item 402(g)(1) of Regulation S-K.

Our response:

In future filings, we will provide disclosure on an aggregate basis rather than on an exercise by exercise basis.

*****

Level 3 acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. Level 3 acknowledges that the Staff’s comments or changes in disclosure in the Proxy Statement in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that Level 3 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please call the undersigned at (720) 888-2514.

Sincerely,

/s/ Neil J. Eckstein

Neil J. Eckstein

Senior Vice President

cc: Thomas C. Stortz, Esq.

- 10 -